BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Computation for Determination of PAB Account Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in PAB security accounts	$	—
PAB securities failed to receive		—
Other		—
Total PAB credits	$	—
Debit balances:		
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	—
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on PAB securities failed to deliver		—
Failed to deliver of PAB securities not older than 30 calendar days		—
Margin required and on deposit with clearing organizations		—
Total PAB debits	$	—
Reserve Computation:		
Excess of total PAB credits over total PAB debits	$	—
Excess debits in customer reserve formula computation		—
PAB Reserve Requirement		—
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period		—
Amount of deposit (or withdrawal) including value of qualified securities		—
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including value of qualified securities	$	—
Date of deposit		

This schedule does not differ from the computation for determination of reserve requirements under Rule 15c3-3 as of December 31, 2016 filed by the Company in its unaudited Form X-17A-5, Part II on January 26, 2017 with the Financial Industry Regulatory Authority, Inc.

See accompanying report of independent registered public accounting firm.